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November 24, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jeffrey Gabor and Jordan Nimitz

Re:	Genenta Science S.r.l.
Amendment No. 4 to Draft Registration Statement on Form F-1
Submitted October 29, 2021
CIK No. 0001838716

Dear Mr. Gabor and Ms. Nimitz:

On behalf of our client, Genenta Science S.p.A., an Italian corporation (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Amendment No. 4 to Draft Registration Statement on Form F-1 submitted on October 29, 2021 contained in the Staff’s letter dated November 12, 2021 (the “Comment Letter”).

The Company has filed via EDGAR its amended Registration Statement on Form F-1/A (“Amendment No. 1”), which reflects responses to the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by our response. All page references in the responses set forth below refer to the page numbers in Amendment No. 1. All capitalized terms used but not defined herein have the meanings ascribed to such terms in the Amendment No. 1.

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United States Securities and Exchange Commission November 24, 2021 Page 2

Amendment No. 4 to Draft Registration Statement on Form F-1 submitted October 29, 2021

Cover Page

1. Please tell us whether the “Reserved Offering” will commence promptly, or provide your analysis how the offering as currently described complies with the requirements for a continuous offering. Refer to Rule 415(a)(1)(ix).

Response: The “Reserved Offering” will commence simultaneously with the underwritten offering and be consummated substantially simultaneously on the customary “T+2” settlement schedule for such offerings. The “415 box” was checked as the F-1 covers the continuous offering of the ordinary shares represented by ADSs underlying the warrants to be issued to the underwriters.

Item 8. Exhibits and Financial Statement Schedules, page II-2

2. It appears you are redacting information from Exhibits 10.1, 10.2, 10.3, 10.4, 10.5, and 10.7. Please revise to mark the exhibit index to indicate that portions of the exhibits have been omitted and include a prominent statement on the first page of the redacted exhibit that certain identified information has been excluded from the exhibit because it is both not material and is the type that the registrant treats as private or confidential as required by Item 601(b)(10)(iv) of Regulation S-K.

Response: The requested revisions have been made to both the exhibit index and each such redacted exhibit. See page II-3 of Amendment No. 1 and Exhibit 10.1, 10.2, 10.3, 10.4 and 10.5 thereto.

Please do not hesitate to contact Norwood Beveridge at (914) 374-4205 or Mitchell Nussbaum at (212) 407-4159 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

Loeb & Loeb LLP

cc:	Pierluigi Paracchi
Genenta Science S.p.A.